UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

San ju San Financial Group
(Name of Subject Company)

San ju San Financial Group, Inc.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

San ju San Financial Group, Inc.
(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

San ju San Financial Group, Inc.

Attn: Mitsuhiro Nakao

510 Kyomachi, Matsusaka, Mie 515-0017, Japan

+81-59-357-3355

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description
99.1	Press release dated May 13, 2026 titled Basic Agreement Concerning the Business Integration Between Aichi Financial Group, Inc. and San ju San Financial Group, Inc.

(b)     N/A

Item 2. Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, has been included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X is filed with the Securities and Exchange Commission concurrently with this Form CB on May 13, 2026.

(2)	N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

San ju San Financial Group, Inc.

By:	/s/ Takeshi Ohkawa
Name: Takeshi Ohkawa
Title: General Manager

Dated:	May 13, 2026